Social Life Network, Inc.

8100 East Union Ave. Suite 1809

Denver, Colorado 80237

1-877-744-4744

Filed as Correspondence on Edgar

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Jeff Kauten, Attorney-Advisor

March 5, 2018

Re:	Social Life Network, Inc. (referred to herein as “we”, “our” or “us or “Social Life”)

Registration Statement filed on Form S-1

Amendment Number 1 filed on March 5, 2018

File No. 333-222709

Dear Mr. Kauten:

Please find below our responses to your February 21, 2018 comments.

Description of Business

Cannabis and Hemp Industry Platforms, page 23

Comment 1

Please revise to disclose the percentage of your revenue that is generated from your cannabis and hemp industry platforms.

Response to Comment 1

We have specified the percentage of our revenues from our cannabis and hemp industry platforms at page 24.

Comment 2

Please provide us with support, for all quantitative and qualitative business and industry data used in this section…

Response to Comment 2

On March 5, 2018, we mailed the supporting data regarding the industry data with appropriately marked sections that apply to the industry data. Additionally, we mailed the supporting data relative to the statements regarding: (a) 150 million online users; (b) reaches 53% in local searches and 60% of all mobile users of local searches and reaches more than 110 million connected mobile devices across the United States (the “Statements”). Notwithstanding that we have sufficient supporting data for the Statements, we have decided to delete the Statements in their entirety because they do not effectively promote an understanding of our business.

Our Social Marketing Platform, page 23

Comment 3

Please revise to disclose the typical termination provisions in your license agreements.

Response to Comment 3

We have disclosed the termination provisions at page 24.

Reliance Upon Revenue Source, page 25

Comment 4

Please revised to clarify, if true, that your source of revenues for the periods presented is concentrated in a few customers…Also revised your risk factor disclosure to provide related material risks.

Response to Comment 4

We have specified the concentration of our revenues derived from our 2 licensees. We have also added risk factors under the following risk factor headings at page 6:

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We have generated a majority of our revenue in 2015, 2016 and for the 9 months ending September 30, 2017 from advertising revenues, respectively; the loss of the majority of our revenues in future periods will negatively affect our results of operations.

●	During the 9 months ending September 30, 2017, 68% of our revenues were generated from our 2 licensees; should we lose continuing revenue from either one or both licensees, our results of operation will be negatively impacted.

●	For the 9 months ending September 30, 2017, 68% of our revenues were generated from related party revenues; there are conflicts of interest between our officers’ interests who hold interests in the licensees paying the license fees.

Our Expansion Plans, page 25

Comment 5

Please revised your disclosure to provide a more details discussion of each of your planned explanation plans, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.

Responses to Comment 5

We have provided the details of our expansion plans at page 26.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 27

Comment 6

Please provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items…

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Response to Comment 6

We have provided a more robust MD&A discussion beginning at page 28.

Liquidity and Capital Resources, page 32

Comment 7

Please revise your discussion to provide a quantitative summary of your anticipated sources and uses of cash over the next 12 months, and disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources...

Response to Comment 7

We have provided a quantitative summary of anticipated sources of cash and uses of cash over the next 12 months at page 34.

Corporate Governance

Summary Compensation Table, page 35

Comment 8

Please provide the information required by Item 402(n) of Regulation S-K for the fiscal year ended December 31, 2017. This comment also applies to your outstanding equity awards table on page 36.

Response to Comment 8

We have adjusted the tables to reflect the fiscal years ending December 31, 2017 and December 31, 2016 at pages 37, 38.

Transactions with Related Persons, Promoters and Certain Control Persons, page 37

Comment 9

Please revise to discuss the principle followed in determining the transaction prices in your arrangements with Real Estate Social Network and Sports Social Network, including who made such determinations and whether the prices were similar to what would have been obtained in an arm’s length transaction…

Response to Comment 9

We have included the following risk factor under the following risk factor subtitle at page 6:

“The license fees we received from our related parties who are also our licensees, Sports Social Network and Real Estate Social Network, may be undervalued because the license agreements were negotiated between related parties.”

We have included the following disclosure at page 39, which describes the methodology used in the license valuation, as follows:

“Pricing for the license agreements were negotiated with the Chief Executive Officers of Real Estate Social Network and Sports Social Network using a “Royalty Flex-Rate” method per network end-user.  Neither one of our officers represented or had any participation in representing Real Estate Social Network or Sports Social Network in our negotiations involving the license agreements. Ken Tapp, our Chief Executive Officer, represented us in these negotiations.

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This type of licensing is the standard when licensing intellectual property per users.  The rates were determined by existing users in the Sports Social Network, and future predicted users in the Real Estate Social Network.  We researched competing Social Network licensing platforms for pricing and features, and determined that the most similar to the our Network Platform was SocialShared.com (https://www.socialshared.com/plans.html), which currently provides the United States Tennis Association with their own social network (Setteo.com) for $2.25 per month per end-user, a competitor to the Sports Social Network, Inc. website, RacketStar.com.”

Absent from the above risk factor and disclosure is a statement that the license agreements were not negotiated at arm’s length because these agreements were in fact negotiated at arm’s length as explained in the first paragraph above and repeated below:

“Pricing for the license agreements were negotiated with the Chief Executive Officers of Real Estate Social Network and Sports Social Network using a “Royalty Flex-Rate” method per network end-user.  Neither one of our officers represented or had any participation in representing Real Estate Social Network or Sports Social Network in our negotiations involving the license agreements. Ken Tapp, our Chief Executive Officer, represented us in these negotiations.”

Comment 10

You state on page 26 that the Software License Agreement with Sports Social Network, Inc. provides that you will receive $125,000 annually for the first two years of the agreement. Please reconcile with your disclosure here where you indicate that you will pay a licensing fee for a period of two years.

Response to Comment 10

We have disclosed at page 27 to reflect that we received the $125,000 to correct the error that we paid the $125,000 license fee.

Comment 11

Please disclose the name of the employee you executed a note payable for $5,000 with and discuss the basis on which the employee is a related person. Please file the agreement as well as the notes payable agreements with Andy Rodosevich and Like RE, Inc. as exhibits to your registration statement or tell us why they are not material.

Response to Comment 11

We have deleted the related party disclosure regarding the employee who executed a note payable for $5,000, which was mistakenly included in the Related Parties section. The employee was not an officer, director or otherwise a related party person.

We have added the following exhibits:

10.4 Note Payable with CFO Andy Rodosevich

10.5 Note Payable with Like RE, Inc.

The note payable with an employee was accounted for in the financial statements for the 9-month period ending September 30, 2017. We paid off the note payable during the fourth quarter of 2017.

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Item 15. Recent Sales of Unregistered Securities, page II-1

Comment 12

We refer to your disclosure starting on page F-8 under Note 6 to the financial statements. Please explain to us why the value of the shares issued is different from the value ascribed to them in this section. IN this regard, we note your disclosure that you effected a 5000 to 1 reverse stock split effect as of April 11, 2016.

Response to Comment 12

The values stated in the Unregistered Securities Section were mistakenly included due to using an earlier S-1 draft of that section. We have corrected the values at page II-2 to reflect the values assigned in the financial statements.

Comment 13

You state that between June 6, 2016 and August 1, 2017, you issued 16,200,020 warrants to 50 investors at an exercise price of $0.05 per warrant. Please revise to provide the dates of sale, amount sold per date, and the nature of the transaction and the nature and aggregate amount of consideration received. Refer to Item 701 of Regulation S-K.

Response to Comment 13

We have disclosed the additional information pertinent to the warrants at page II-2.

Exhibit 5. Legal Opinion.

Comment 14

Please have counsel revise the legal opinion to state that the shares being offered by the selling stockholders are legally issued, fully paid and non-assessable.

Response to Comment 14.

Our counsel has revised the Exhibit 5 legal opinion accordingly.

We hereby acknowledge the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Frederick M. Lehrer, at (561) 706-7646 should you have any questions regarding Amendment number 1.

Sincerely yours,

By:	/s/ Ken Tapp
Ken Tapp, Chief Executive Officer

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